HOMASSIST CORPORATION

107-1520 McCallum Rd, Suite# 29

Abbotsford, British Columbia, Canada, V2S 8B2

Tel: (604) 592-3574

Wednesday, February 1, 2006

Via Electronic Filing via Edgar and Overnight Courier

Mr. John Reynolds - Assistant Director

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Dear Mr. Reynolds:

This letter shall serve as the formal request of  Homassist Corporation that the effective date of the Registration Statement on Form SB-2 Amendment No. 4 filed with the Securities and Exchange Commission on  December 27, 2005 be accelerated to be effective as of Friday, February 3, 2006  at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Homassist Corporation hereby acknowledges that:

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Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

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The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Homassist Corporation from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

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Homassist Corporation may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Homassist Corporation advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

This request is made on the basis that all requests and comments made by your office pertaining to the Registration Statement have been fully responded to and the appropriate revisions to the Registration Statement have been made and filed.

Sincerely,

/s/ Irene Braham

Irene Braham – President and principal executive officer